SUPERLATTICE POWER, INC.
420 N. Nellis Blvd.
Las Vegas, NV 89110

December 9, 2009

Mr. Mark Rakip, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	Superlattice Power, Inc.
Form 10-K for fiscal year ended July 31, 2008
Filed October 29, 2008
File No. 0-50693

Dear Mr. Rakip:

Superlattice Power, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission (“Commission”) under date of November 12, 2009.  As requested in such letter, the Company herewith provides the responses to the questions raised by staff.

In conjunction with the filing of this response letter, we have filed Amendment No. 1 to our Annual Report on Form 10-K for the year ended July 31, 2008.

Form 10-K for the year ended July 31, 2008

Part III

Item 10. Directors, Executive Officers, and Corporate Governance, page 30

1.	Principal Financial Officer Disclosure. In future filings, the Company confirms that Mr. Kassam will be identified as the Principal Financial Officer where the disclosure is required.

Form 10-K for the Year Ended July 31, 2009

Item 10. Directors, Executive Officers, and Corporate Governance, page 33

Exhibit 31.1

2.	Wording of Certifications. In future filings, the Company confirms that the Item 601(b)(31) certification will be in the exact form prescribed by Regulation S-K.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

SUPERLATTICE POWER, INC.
By: /s/ Ayaz Kassam
Ayaz Kassam, Chief Executive Officer